FILED BY UNION BANKSHARES CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: XENITH BANKSHARES, INC.

(Commission File No. 001-32968)

Date: May 22, 2017

Below is a transcript of a conference call held by Union Bankshares Corporation (“Union”) and Xenith Bankshares, Inc. (“Xenith”) at 10:00 a.m. Eastern Daylight Time on May 22, 2017 regarding Union’s and Xenith’s joint announcement that they have entered into a definitive merger agreement for Union to acquire Xenith in an all-stock transaction.

***** ***** *****

CORPORATE PARTICIPANTS

John C. Asbury Union Bankshares Corporation - CEO, President & Director

Robert Michael Gorman Union Bankshares Corporation - CFO and EVP

T. Gaylon Layfield Xenith Bankshares, Inc. - CEO, Director, CEO of Xenith Bank and Director of Xenith Bank

William P. Cimino Union Bankshares Corporation - VP and Director of Corporate Communications

CONFERENCE CALL PARTICIPANTS

Austin Lincoln Nicholas Stephens Inc., Research Division - VP and Research Analyst

Blair Craig Brantley Brean Capital, LLC, Research Division - SVP and Senior Equity Research Analyst

Catherine Fitzhugh Summerson Mealor Keefe, Bruyette, & Woods, Inc., Research Division - MD and SVP

Laurie Havener Hunsicker Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

PRESENTATION

Unidentified Company Representative

Good day, ladies and gentlemen, and I thank you for standing by. And welcome to today's webcast titled, Union and Xenith Merger Investor Presentation. My name is [unintelligible] and I will be the web event specialist assisting today. (Operator Instructions) Please note that today's event is being recorded. (Operator Instructions) Now my pleasure to turn today's presentation over to Bill Cimino. The floor is yours.

William P. Cimino - Union Bankshares Corporation - VP and Director of Corporate Communications

Thank you, and good morning, everyone. I have Union Bankshares' President and CEO, John Asbury; and Executive Vice President and CFO, Rob Gorman; as well as Xenith Bankshares' CEO Gaylon Layfield with me today. Please note that today's release and investor presentation are both available to download on our investor website, investors.bankatunion.com. The investor presentation is under the Presentation tab. We will be walking through the slide presentation and will try to note what slide we are on for those of you without access to the slide presentation. I would like to remind everyone that we will make forward-looking statements on today's call, which are subject to risks and uncertainties. The full discussion of the Company's Risk Factors are included in our SEC filings.

Before I turn the call over to John, I wanted to note the safe harbor statement that was published in this morning's release as well as in our investor presentation. And after our remarks, we will take questions from the analyst research community.

With that, I will turn the call over to John Asbury.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

Thank you, Bill. Good morning, everyone. We are thrilled to be here on this very important day in the history of Union Bankshares. We could not be more excited about this combination with Xenith. You'll hear from Gaylon Layfield here with us, as Bill indicated. And I hope you saw in the announcement that we made that Gaylon has agreed to join us for a transitional period as Executive Vice President as we work through this transition and to help us with our commercial banking strategy as well.

I'd like to begin with our presentation on Page 3. I thought it would be appropriate to remind our listeners of the declared 2017 priorities for Union. What we will argue is that the transaction is very much on strategy for Union, and we are doing what we said we would do. Shortly -- since shortly after my arrival back in the fall, you’ve heard me talk consistently about our 4 key priorities of diversification, which typically is a reference to expanding our asset classes beyond non-owner occupied, specifically increasing our commercial industrial banking efforts; improving core funding, ensuring that the pace of loan growth does not outstrip the pace of deposit growth; improving our efficiency ratio; driving the efficiency ratio below 60%; and then also preparing the Company for the $10 billion asset crossing. As we’ve talked about market expansion, I have often referenced our desire to expand into the Greater Hampton Roads. For some time, we've talked about that as being our #1 priority for expansion market, and you will see that the combination with Xenith delivers on all of these things, very much on strategy. Transaction highlights are on Page 4, and I'll move through this quickly. We certainly think this is strategically compelling, the strategic logic should be very clear. This does solidify our position as Virginia's preeminent, Virginia-based regional bank with $12 billion in pro forma assets. This is a breadth and depth across Virginia that we have not seen in the Commonwealth in over 20 years, and it provides a substantial expansion into the very attractive and very large Hampton Roads market. Also, this accelerates our efforts in expanding our C&I platform; as you well know, legacy Xenith was built as a C&I platform. So this is a great accelerant, and we think this is great news for Xenith team in this space, because they now have a balance sheet nearly 4x the size of what they have today. So the larger company, the balance sheet, the capital that we bring to the table combined with their [embedded] C&I expertise will be a powerful combination for growth.

It builds upon our strengths. I mentioned the attractive commercial lending expertise. We at both companies have a strong core deposit base. And we also believe that while no 2 companies would have identical cultures, we firmly believe that based on our knowledge of the Company and time spent with the Company during the due diligence period that we have compatible cultures, and we think that we have a very strong likelihood of a good cultural fit.

We think the deal is financially attractive for both parties. It's a very efficient crossing of $10 billion for us with positive operating leverage. You'll see that it is immediately accretive to earnings per share. And I want to remind the listeners that when you look at our EPS that does include a roughly $11 million impact to us, mostly from the Durbin Amendment, to being a greater than $10 billion asset bank. It's immediately accretive to tangible book value with no earn back period at the current tax rate. Bob will go into this later. And you'll see that this works under all possible or all likely tax scenarios. And that's very important. We had to effectively underwrite the deal considering tax rates that could range from a low of 15%, unlikely as it is, to where we are today at 35%.

We also view this as a relatively low-risk transaction. We've done comprehensive due diligence. We have an integration plan in playbook. We feel that we have a very strong understanding of the markets and credit culture at Xenith, and we are prepared for the $10 billion asset crossing as we have been saying for a while.

On Page 5 is an overview of Xenith Bankshares. So I'd like to turn this over to Xenith's Chief Executive Officer, Gaylon Layfield.

T. Gaylon Layfield - Xenith Bankshares, Inc. - CEO, Director, CEO of Xenith Bank and Director of Xenith Bank

Thank you, John, and good morning, everyone. It's my pleasure as well to be here this morning with the Union team and talk about what I think is a really compelling both financial and strategic transaction. Many of you, I know, are reasonably familiar with Xenith and our story, so I won't go into great detail. Only to say that we started really as a de novo of sorts of in '09. We've grown since then from, I think, it was the 80th largest bank or something of that kind in Virginia to today, the fifth largest bank headquartered in Virginia and obviously the combination of these two organizations moves -- will move us well into the #1 position. We had a significant merger in July of last year with Bank of Hampton Roads. We've been busy assimilating that. We've made a lot of progress. Much of the integration work is done and we have -- we've began to demonstrate, I think, considerably improved financial performance, which is what we had, we thought we would be capable of doing.

We did start the bank -- as John said -- with an absolute middle market, C&I, CRE focus. We have developed that in the Richmond market, we developed that in the Greater Washington marketplace and with the commercial capabilities in Hampton Roads have also acquired those same kinds of capabilities in that market. So we are delighted to bring this organization together with Union. This is a powerful combination that will, again as John said, bring back to the Commonwealth of Virginia what we, in a presumptuous way, thought about when we started the little Xenith organization a number of years back, which was to re-create one of the great franchises in the Commonwealth of Virginia.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

I couldn't agree with you more, Gaylon, that we have very much a shared vision, and frankly, that is one of the opportunities that drew me back home to Virginia, the opportunity to create such a franchise as we've not seen in the Commonwealth. Page six is a good picture of that. You can see the very nice match, almost perfect fit of the two physical footprints of the banks, tremendous density in the Greater Hampton Roads, increased density in Richmond. There is a dedicated C&I team in Herndon, Northern Virginia, Dulles airport area that focuses on specialty finance such as government contract, in general C&I. That is something we've been interested in. You've heard me talk before that Northern Virginia with a C&I strategy. And again, this is accelerant for that. Also for the first time for the Union team, we now move out of state. You can see us on the Delmarva Peninsula up through, of course, on the Eastern Shore of Virginia, but also into the Eastern Shore of Maryland and into Eastern North Carolina, including a Raleigh office, so it will be interesting over time. And Baltimore LPO, I should point out, thank you, Gaylon, we have a LPO in Charlotte, and so there is definitely -- Baltimore is definitely a major commercial expansion market for us. So there is a lot that we can do with this in very attractive markets in which Xenith operates.

Page seven. I just want to point out we do step up now in terms of our combined depository share. We move up to the #6 position, and Union Bank on a post-merger basis is certainly the largest independent in Virginia. I don't count Capital One in that category by depository market share, which is a great place to be. And you can see that we move up to be a very meaningful player in the Hampton Roads market, certainly as well, in Richmond, where certainly Union is historically strong there.

On page eight, this is the summary of the key markets. We've been generous by saying that we are sharing the Greater D.C. and the Virginia Beach markets; in truth, we have a very minor presence there at Union Bank. Xenith will add to that presence considerably. We're both strong here in Richmond. And you can see we're also picking up new markets, Raleigh, Salisbury, Maryland, Elizabeth City, North Carolina, Kill Devil Hills on the Outer Banks, due to the Xenith franchise, creating new opportunity we did not have before.

Page nine. For those of you who are not familiar with Hampton Roads, this is in fact the second most populous area of Virginia. It's also the second-largest MSA between Atlanta and Washington, D.C. So it is an incredibly attractive place for us to expand. When you think about the Greater Hampton Roads, you always have to think about the port system. This is the second largest port ranked nationally beyond the port of South Louisiana based on export tonnage. Norfolk is the largest natural -- pardon me, I guess, the deepest natural harbor in the world with a significant military presence, the largest naval base in the world, of course, happens to be in Norfolk, so this is a vibrant and very diverse and such a natural extension of the Union franchise. So to the existing Xenith team down there, again we bring greater scale. We all bring more resources. We bring a larger balance sheet and a statewide brand. So very exciting in terms of what we're going to be able to do with this.

And now on page ten, I'll go back to where I started, and we'll now match up against our declared priorities for Union. Diversification, it actually lowers the CRE concentration that we have, which certainly is manageable for Union. But the fact is Xenith has a lower CRE concentration than do we. And so that's a good thing. Adding the dedicated C&I team in Northern Virginia and the significant C&I opportunity to build out in Hampton Roads. I think Xenith was still in the early stages and really building out the C&I effort in Hampton Roads, and Raleigh will definitely be something to watch over time.

Core funding. This lowers our loan-to-deposit ratio to 97%. Xenith's loan-to-deposit ratio was lower than Union Bank's. We pick up a very meaningful retail presence in the Greater Hampton Roads. And also something I'm tremendously excited about and have been very focused on – because of the nature of what Xenith was, it was a branch light business bank, the legacy Xenith, it always had a strong focus and a successful effort around deposit intensive businesses, including those who don't borrow. That's been an area of opportunity that we've targeted on the Union Bank side, and I think there is too much to be learned from Xenith's effort in that space.

From an efficiency standpoint, we will target 60% efficiency ratio after our cost saves are implemented. And, of course, this is a very efficient crossing of the $10 billion asset threshold. We feel well prepared from the Union Bank standpoint. We have been working for years all the way back to 2014. On preparing this Company for the $10 billion asset crossing browsing, and I have to thank Billy Beale, the Board, the leaders at the Union who had the foresight to position the Company to take advantage of such an opportunity as this.

Rob, Page 11 moves us on to transaction structure and terms. Could you take it from here please?

Robert Michael Gorman - Union Bankshares Corporation - CFO and EVP

Sure, John. Good morning, everyone. Thanks for joining us today, and it's an important day for us with Union and Xenith combining. I'm going to take you through couple the of key transaction terms and then get into what we modeled as the financial impact of the deal on our metrics going forward. As you can see from this slide, John already alluded to you, the combination puts as well above the $10 billion as of 3/31 on a pro forma basis, we’re just under $12 billion, and we expect that will grow to over $12 billion by the time deal closes. Market cap. We are pushing on $2 billion on a pro forma basis, which is extremely important to us going forward.

In terms of the consideration, let me mention that this is a 100% stock deal. We have a fixed exchange ratio of 0.9354x a share of UBS for each share of Xenith common stock. Based on the closing prices on Friday of last week, the deal on a fully diluted basis is a total of $701 million or $29.67 per Xenith share. That works out to be a market premium of about 10% to Xenith closing price on Friday and a price to tangible book value is about 1.6x, so 160%. Looking at the pro forma ownership in terms of the value of the deal 67%/37% (sic) UBSH to Xenith. John alluded to the executive management team. We're very excited that Gaylon will be joining us on a transitional basis to help us through the integration and build-out of our commercial strategy -- banking strategy. John also mentioned that -- well, I think he mentioned -- that we were adding 2 board members for a total of 20 board members. We have 18 currently. Xenith reps will be joining our board at close. And we do anticipate that the close will be in the first quarter of 2018, probably really aiming for January 1st or early January. Of course, with the Durbin or the Dodd-Frank impact by closing in 2018, we delay the impact of that for about 18 months, so that’s the key issue there in terms of closing in early January.

Turning the page to some of our key assumptions. We had a very deliberate due diligence process over a 6-week period and I'll talk a bit about that in another slide or two. But some of the key financial metrics or assumptions that we have built-in. We have a credit mark of 1.5%. That amounts to about $37 million. We had an outside party assist us in reviewing the loan book at Xenith. Importantly, the deferred tax asset, we've done a lot of work on that, bringing in some outside parties from the Big 4 firms and others. The bottom line is that we will not have a write-down of the deferred tax asset as a result of this transaction at the current corporate tax rate of 35%. As John alluded to, we have modeled different tax rates and the impact of those tax rates on our various merger metrics. And of course, you all know the great change is to 25% or even less. There is an impact on the deferred tax asset valuation just because the tax asset will be worth less in this particular case if it's 25%, it would be taking a write down of $42 million. But again, I will show you some metrics that show that the deal still works under that scenario and even under a lower tax rate. We did not assume any revenue enhancements in the model. We do think there's some opportunity there, especially in our wealth management business down in the Hampton Roads area. But again, haven’t modeled anything into the merger model. Cost savings, we kicked those -- the numbers very hard there, but we have a 40% assumed cost save related to Xenith 2018 estimated noninterest expenses. We expect 80% of that to be realized in 2018 and beyond that 100% going into 2019. John alluded to the fact that the $10 billion crossing will impact us in a negative way. We talked about this several times in our earnings calls and other investor meetings and the impact, including the impact on Xenith’s side is about $11 million on a pretax basis. As I mentioned, we expect the close in early 2018. So we wouldn't see the impact of that until the latter half of 2019, so we will get half a year impact in 2019 and the full year impact going into 2020.

Now, in terms of the EPS accretion issue, that has impacted the accretion numbers that we’re recording by about 2.5%. So without impact of that Durbin crossing, we would be showing a bit higher earnings per share accretion that I will refer to on the next page. Merger integration cost, $33 million after-tax. Expect about $21 million of that to be pre-close and at closing, estimated about $3 million in ‘17 and $18 million on Day 1 and then $12 million on a post close basis as we go through conversion.

Other adjustments. Core deposit intangible of about 1.5% and written up about $9 million. That's primarily the TruPs write-up that Xenith has on their balance sheet. Of course, the big assumption here is the 35% tax rate or what the tax rate will be. We modeled at the current tax rate of 35%. But again, we have also looked the implications if that tax reform proceeds to be a lower tax rate going forward, corporate tax rate of 25%, 20% or 15%. We have modeled that, and I'll show you that on the next page.

As we were engaging in this transaction and understanding what the pro forma financial metrics would be, we obviously kept true to -- we wanted to keep true to our metrics that we've signaled to the street that are important to us: to have EPS accretion, an internal rate of return of north of 18%, tangible book value earn back of inside of 4 years, 3 would be best. So we've kept those in mind as we modeled the transaction.

In addition, we wanted to make sure that we considered what the impact would be on our capital ratios. We wanted to be well capitalized coming out of the deal at close. We kept those in mind trying to achieve 9.25% to 9.50% on the common equity Tier 1 ratio and a 12.25% to 12.75% total risk based ratio.

In addition, we have kept in mind that loan concentration ratios that the regulators are keen on, evaluating to make sure that we were looking at that as well. So what does that mean? You can see that what I've got here is 35%, 25%, 15% scenarios. Under the base case 35%, a scenario we are accretive, so we checked that box on our target from merger point of view. IRR, or rate of return is above 20%. At the 35% tax rate, it's accretive to tangible book value, so no earn back required there. At 25%, we see a mid-single-digit earnings per share accretion in '18 and '19. Again, 20% plus internal rate of return. We do see some minimal dilution of 1.5% on a tangible book value perspective, but that's earned back in 2 years, very well within our guidelines there. And that's on crossover method. On the incremental method, it's about 2.25 years.

And then finally, looking at 15%, to the extent that the tax reform takes it down to 15%, we think that's a good thing for the deal. It means again mid-single-digit plus accretion on earnings per share, north of a 20% on internal rate of return. We do see a bit more dilution based on the write-down required in terms of the deferred tax asset, mid-single-digit dilution, but we earn that back in less than 4 years. And again on an incremental basis, it will be about 4 years earnback in that scenario.

And finally, if you look at the other ratios, as I mentioned, we were very keen on making sure that we are well capitalized. And you can see under all scenarios, we are, as evidenced in the capital ratio section here. And additionally, we are maintaining the loan concentration ratios below or just at the ratios that the regulators will be looking at. So just about 300% or so on the CRE total capital ratio with no real issue on the construction development ratio.

So bottom line is we think these are great modeling metrics coming out of the deal and, again, not knowing where the tax rate -- what tax reform is going to bring us, we still think we got a great deal from a financial point of view under all those scenarios. As I mentioned, we've gone through a very comprehensive due diligence process. We've engaged third-party resources on important -- as we deep dived on the credit side. As I mentioned on the deferred tax asset, we brought in [unintellible] advisers on that. And of course, a lot of [read-through] of due diligence has been done. From a credit point of view, as I mentioned earlier, we've got a mark here of 1.5% of $37 million. And you can see that we had pretty good -- we reviewed a substantial amount of the commercial book outstanding as well as the risk manager -- risk rated, specially mentioned, classified loan balances. So very good coverage there. We feel comfortable with that mark.

Additionally, we had several meetings both sides, Union counterparts with Xenith counterparts and all the areas that you see here and had very good results from those meetings as well.

Deferred tax asset. Again, we expect full utilization of the deferred tax asset. No impairment from Section 382 limitation related to an ownership change in the deal. Again, the write off as a result of lower tax rate would impair the assets. We have got to write down if [20% or 15%,] but again, we saw the modeling results, which incorporate those adjustments if that were to take place.

Again, John mentioned the crossing of $10 billion. We've been preparing for that since we did the StellarOne merger in 2014, and the merger helps defray the cost related to the negative impacts of crossing primary on Durbin impact on interchange fees. Again, a close in early 2018, would delay any impact [until] the back half of 2019. In addition, we have done DFAST modeling. We are ready to go on DFAST, but we would not formally have to submit until after 2019 as well. I mentioned the well-capitalized ratios from a capital plan, so that was very important. front and center in our due diligence process.

I won’t go through all of these bullet ponts. We've talked a lot about, between John and myself, about crossing $10 billion, but obviously that’s been on our mind for quite a while. We have invested $5 million, which is in the new run rate in terms of building out our enterprise risk management, our IT infrastructure and getting ready for complying with our Dodd-Frank stress testing. So we have made those investments and don’t expect a significant investment beyond that. The deal does accelerate our piercing $10 billion by about a year. We have been saying that on an organic basis it would be early mid-2019, this transition will get us there. Of course, this transaction will get us there at close to about the $10 billion mark. So basically accelerates that about a year. And finally, I think I’ve talked about the Durbin Amendment in terms of when that kicks in and what that’s all about.

So with that, let me turn it back over to John. And he can give us a summary of our presentation.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

Thank you, Rob. I think bottom line this is nearly a perfect fit. You know, it is a tremendous match for Xenith and Union to join forces and come together creating what we believe we can credibly say is the preeminent Virginia-based commercial bank, nearly $12 billion in assets. Regardless of debate right now with our marketing staff about how we explain this? Is this a community bank? Is this a regional bank? I do think that we are something more than a community bank given our size and capabilities. We will always maintain the customer experience, the market responsiveness, the local decision-making that is typically thought of as [one thing about a] community bank. But I'll declare us a customer and client first regional bank at $12 billion in assets and growing.

We've enhanced our presence in key markets. It provides a platform for future growth. Financially attractive transaction for both parties and all shareholders with very reasonable, we think, conservative assumptions. And on the Union side, this is not our first time around. We do have a very proven track record of conversion and integration. We have learned a lot since the StellarOne combination between Union. We have a lot of new leadership. We have a very robust program management office. We have a disciplined playbook, and we have been preparing for an opportunity such as this for some time. So Gaylon, as I think about it, this is in fact something that we have not seen in the Commonwealth since I left Virginia back in the late '90s. The independent statewide Virginia commercial bank, and I don't think you could replicate this franchise if you tried to.

T. Gaylon Layfield - Xenith Bankshares, Inc. - CEO, Director, CEO of Xenith Bank and Director of Xenith Bank

It would be very tough to, and it just comes together so nicely with our original vision, as presumptuous as it was, starting out to create a great commercial bank in the Commonwealth of Virginia and that is exactly what this allows to happen.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

We see a lot of synergy coming out of this. Scarcity value is unparalleled. There is nothing else like this in the Commonwealth. Bill, that will conclude our formal comments. And I'll hand back to you.

William P. Cimino - Union Bankshares Corporation - VP and Director of Corporate Communications

Great. And I think we are ready for questions, and we're ready for our first questioner.

QUESTIONS AND ANSWERS

Unidentified Company Representative

(Operator Instructions) you may proceed with the questions in the queue.

Operator

Your first question comes from the line of Austin Nicholas.

Austin Lincoln Nicholas - Stephens Inc., Research Division - VP and Research Analyst

Hey, guys. Good morning. Thanks for taking my call.

Maybe just on the cost savings and the -- I guess, what percentage of those would you say are maybe branch related over at Xenith and then maybe some of those cost savings may be more operational in nature from just kind of streamlining things?

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

I can handle the branch and then I'll Rob pick up from there. We only have three overlapping branches, and they happen to be in Richmond, well, that's not true… We have one branch in Virginia Beach, but we have three that overlapped here in Richmond where we're going to have closures. And in fact, we're going to close two of our… Some of the branches we moved out with the Martins situation when Publix gave us the boot, we've moved into what we refer to as more temporary locations. It turns out Xenith thankfully has better locations, and we'll keep two of those and close one. Not significant in a whole scheme of things. We're able to redeploy those FTE, given us extensive Richmond branch network. So branches are not a significant factor.

Robert Michael Gorman - Union Bankshares Corporation - CFO and EVP

That's right, Austin. So we're talking about 3 branch closures in the overall scheme of things. As you know, Hampton Roads has done a lot of branch [utilization] over the years, so there is not much do with that, not a lot of overlap there. But in terms of the balance of the cost savings; a lot of it is coming obviously from the back-office and operational areas of the Company as well as some of the corporate-related activities of the Company where we combine. So a number of FTE. We feel like there is a lot of opportunity in the core processing of the Company, as you know, Xenith and Hampton Roads have come together and we think there is additional opportunities especially where we get some better scale and some incremental beneficial pricing with more transactions going through the core processor. And just so you know, Xenith is on the Fiserv premier application and we're on FIS Horizon, so we will be going -- we're evaluating which it would be the best choice on a go-forward basis.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

[Unintelligible.] And I think, Austin, as you know, we were built as a scalable platform. So we do have clearly larger scale and capacity than does Xenith just given our size, and we were built with an eye toward future expansion.

Austin Lincoln Nicholas - Stephens Inc., Research Division - VP and Research Analyst

Right. That's helpful. And then maybe my last question, as you said I know have done a great job of preparing for the $10 billion mark and kind of building up the infrastructure needed there and you talked about the kind of $5 million investment. I guess, my question is that, is there anything that you can point to that still needs to be build out? And are those -- if so are those kind of included in the kind of expected merger and integration cost?

Robert Michael Gorman - Union Bankshares Corporation - CFO and EVP

Yeah, I would say, Austin, that we do not have -- if there is any more investment, it's going to be marginal additional investment related to $10 billion -- our infrastructure and risk management organization. So very little impact on that. Other than the cross and implications relating to Durbin and any additional cost associated with more compliance-type activities.

Operator

The next question comes from the line of Catherine Mealor.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division - MD and SVP

Thanks, good morning, and congrats, guys.

My first question is just on the margin. You could help us think about what your pro forma margin may look like? I know you are at 358, and Xenith is around 350, but legacy Xenith piece of the franchise is very asset sensitive, that was diluted a little bit with the Hampton Roads deal, but how do you think about the pro forma margin when the 2 deals come together and as rates keep moving higher? Thanks.

Robert Michael Gorman - Union Bankshares Corporation - CFO and EVP

Yes. In evaluating the margin at both organizations, we are both asset sensitive as you know, Xenith is a bit more asset sensitive than Union. Bringing that together is going to helpful to the margin. We haven't really modeled much upside to that margin, although going into the late in 2017 and into 2018, we are expecting that -- as we talked about on the Union side, that we expect our margin to expand a bit in the second half of the year. Xenith was also projecting that they would see some marginal -- some margin expansion as well. We've kind of kicked the tires and kind of discounted a bit on that front, some of that was based on not only asset sensitivity of the earning asset book, but a relatively high cost to funds, cost to deposits that was going to allow for some data or some lag on increasing those costs [unintelligible] above market.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division - MD and SVP

Got it. I think -- so you believe that there is an opportunity on the cost of fund side like Xenith did? Or you more conservative in that assumption?

Robert Michael Gorman - Union Bankshares Corporation - CFO and EVP

Well, we do think there is over a period of time. As you know, our deposit base is pretty heavily checking and interest checking, up 50%. It's going to be above 45% to 46% on combined basis. We do expect that there is opportunities to grow our commercial deposit base and expand that. So over time, we like to see that side of the low-cost side of the balance sheet grow back to around the 50% range that we're at today. Now that's not going to happen overnight. It's going to take some time.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division - MD and SVP

And then one of the things on the modeling on growth. Clearly, you can see the benefit that we'll see on the C&I platform. I would imagine that growth is going to be pretty -- is going to ramp pretty quickly. Is there any part of the Xenith portfolio that you plan to run off or exit that we should be mindful of balancing our total growth for the combined franchise?

Robert Michael Gorman - Union Bankshares Corporation - CFO and EVP

No, we're not expecting any real runoff, you know. They do have some core loans compared to what we've had refinance as one. We think that's a good business that John can probably comment on that. They do have a mortgage warehouse function that could be very volatile. We haven't [unintelligible] that particular business. We do know that they do have some student loan lending that's probably going to run off in the near term, probably before close they will have completed that divesture I should say. But no, we did not consciously suggest that we would be getting out of any of the…

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

Correct. I think the thing that is probably most different for us would be the scale marine finance business, which is actually a national platform. We have some marine finance that's in the Chesapeake Bay area. We have done diligence on that pretty hard and – the more we've looked at it frankly the more we like it. So I don't see anything dramatic going on at this point.

Operator

Your next question comes from the line of Laurie Hunsicker.

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Just wanted to go back to margin for a moment, along the lines of what Catherine was asking. Can you share with us what you're modeling in terms of accretion income in dollars, as we think about after you close this, I realized very heavily, very front end loaded. But can you help us think about that?

Robert Michael Gorman - Union Bankshares Corporation - CFO and EVP

Yes. So as we talked we got $37 million mark on the book, something like that, and of that we are assuming that accretion income would be about 1/3 of that over a 5-year period of time.

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Okay. And then how much of that mark went to the marine finance portfolio?

Robert Michael Gorman - Union Bankshares Corporation - CFO and EVP

That's a good question. I’m not sure I have that in front of me. Laurie...

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Okay. I can follow back with you. How big is the marine financing portfolio?

Robert Michael Gorman - Union Bankshares Corporation - CFO and EVP

It's about $300 million.

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

$300 million. Okay. And you're going to continue that or is it about to let it run down?

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

Well, they have -- the majority of it is essentially retail paper. There is a very small floor plan aspect of it, and we'll assess that, Lori. But again, that’s based on what we see right now, we have no plan to the liquidate or get out. We'll learn more about that as we go on. But I think it's actually been a pretty good business. We'll continue to study that carefully. We're very confident in the credit performance portfolio.

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Okay, okay. And then just a follow-on credit a little bit, just a circle back on construction, because historically this bank really gotten into trouble during the crisis on construction lending, as had, I guess, Hampton Roads. So can you talk to us a little bit about their construction book, which looks like it's around $255 million, how are you thinking about that? How the underwriting may have -- may be tightened or what’s been done differently there?

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

Sure. Of course, Gaylon will have great perspective on this. But I can tell you from Union's perspective, we recognize that Xenith Bank today is the combination of two very different business models, legacy Xenith, which was a branch light business bank built to be a C&I platform. It does have commercial real estate, but that was not the primary driver of the business model. Legacy Hampton Roads, was clearly more of a traditional community bank, that was in fact CRE heavy, was challenged through the financial crisis then recapitalized. We, ourselves, have scrubbed this very hard and we are feeling very confident and the credit due diligence that was done and then Gaylon, your perspective is obviously prior to ours.

T. Gaylon Layfield - Xenith Bankshares, Inc. - CEO, Director, CEO of Xenith Bank and Director of Xenith Bank

Laurie, it’s Gaylon Layfield. Obviously, when we came together less than a year ago, we did extensive due diligence and of course had the same concerns that you just voiced around what might be in that legacy portfolio. In fact, after our due diligence and if you sort of think back through what occurred in the old bank of Hampton Roads during that period of time those problems were frankly out of the Gateway franchise that was part of that bank, came out of Eastern North Carolina, where they had done a lot of residential development. That has all been cleaned up. They've had -- over the last 2, 3 years -- they had already made great progress in reducing classified and problem assets. We have been able to continue that progress to a point of really beginning to bring our credit ratios into line with peer group. So I think that we can all take a lot of confidence in the fact that through all of that the team that was in place when we got involved with Bank of Hampton Roads is a very credible, very capable group of folks that have done just a tremendous job in cleaning up those portfolios and they are there today. So I'm comfortable and I think in Union's due diligence, they found the same thing, that they have every reason to be comfortable about that, as well.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

I agree. In your perspective and commentary is one more reason why we are so excited and first of that you will be assisting us for some time as Executive Vice Chairman.

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Okay, good. And then, I guess, just last question for you, John. As you think more broadly, obviously, this is a pretty big acquisition, where do you stand on your approach to continuing to look at acquisitions going forward? Are you going to be on pause while you digest this? Or how do you think about it, where did you want to see your bank in the next three or four years?

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

Yes, great question, Laurie. We've obviously given thought to this. We think 2 and 3 steps ahead. I will say for the record that the highest priority for us … we’ll move towards a successful integration of this combination, a successful execution of this merger. We need to make sure that it works well, we need to make sure that everything is ticking and tying, and this is a great growth platform. So I really don't want to speculate much about where we go from here. But subject to change, if I had to speculate a few years out, I would be reaffirm we would love to continue to increase density in Virginia. So even with the substantial entry into Hampton Roads, the second most populous area of Virginia, we are still light in Northern Virginia. We would love to continue to expand in Northern Virginia, the most populous area of the state with more of a C&I effort. I would reiterate we are not interested in taking on or acquiring any sort of concentration of commercial real estate in Northern Virginia, we'd rather do that one at a time and take on credits of our own choosing. So I see a lot of room to run. I also see room for infill. Virtually every metropolitan market in which we operate in Virginia, there will still be room for infill. What will change now as you'll see us over time begin to look more seriously at smaller acquisitions. We have -- Xenith is so perfect for so many reasons, not just this strategic logic and a financial logic, but the size of it successfully vaulting us over $10 billion, absolutely on our mind. And that's what you didn't see us do something smaller as a first choice. But that will open up the opportunity to look at some smaller combinations over time, if they make strategic and financial sense. And we'll continue to evaluate this. But candidly all of that is secondary on our minds, primary on our minds is the successful implementation and execution of this. And I think for the next, really -- for 2018, that's what's it's going to be about.

Robert Michael Gorman - Union Bankshares Corporation - CFO and EVP

Laurie, just a follow-up, I don't have the specifics on the marine finance, the mark on that, but the total consumer focus is above $500 million or $600 million was about $8 million of that $37 million.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

Credit performance of that portfolio is very good.

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Okay. That's helpful. Okay. And then just to go over the tangible common equity, what, the total intangibles created by this will be what I guess, by 1Q '18?

Robert Michael Gorman - Union Bankshares Corporation - CFO and EVP

Out of this particular deal, yes, it's about $300 million or so.

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

$300 million will be your total pro forma?

Robert Michael Gorman - Union Bankshares Corporation - CFO and EVP

Pro forma, no...

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Oh, no. Okay, so you're currently $317 million, you're creating additional $300 million?

Robert Michael Gorman - Union Bankshares Corporation - CFO and EVP

Yes. Approximately...

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Including any other one-time items that are flowing into that?

Robert Michael Gorman - Union Bankshares Corporation - CFO and EVP

Yes. Yes. The goodwill front, it's about $240 million and then we got some CRE about $25 million or $26 million or so. Like $260 million.

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Okay. And then just last question here. Your -- The impact with the DTA, as I'm looking 35% versus 25% -- your projected tangible common equity at 1Q '18, if we look under the 35%, what is that dollar amount?

Robert Michael Gorman - Union Bankshares Corporation - CFO and EVP

Say that again?

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

The tangible -- I mean however you want to give it, the tangible common equity as of 1Q '18 under the 35% tax rate scenario versus the 25%. Can you give us what that looks like that number, the dollar number?

Robert Michael Gorman - Union Bankshares Corporation - CFO and EVP

Let me give you the at-close 35% combined tangible book value per share, $17.23.

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

I'm sorry, 17, say that one more time.

Robert Michael Gorman - Union Bankshares Corporation - CFO and EVP

$17.23 and under the 25% scenario $16.53, which is primarily the write-down of that DTA.

Operator

Your next question comes from the line of Blair Brantley.

Blair Craig Brantley - Brean Capital, LLC, Research Division - SVP and Senior Equity Research Analyst

Just one quick question. You mentioned, you learned a lot from the Stellar transition. How will you guys doing differently with trying to lock up some of those revenue producers, those loan officers in Hampton Roads?

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

Well, I don't want to get into any level of specificity. But I would say that we clearly have a strategy in place to ensure that this is an attractive place for those folks to remain. I would also point out for those who don't know me, that I am a commercial banker by background. In fact, I'm an C&I banker, as we now call it, by background. So I will personally be heavily involved in terms of this onboarding and integration effort. Gaylon and I have a shared vision. This is one of the principle reasons why I was so delighted that Gaylon agreed to assist us with the transaction as Executive Vice Chairman. And I think that we will be clear this is a good place for them to be part of this platform. It is now 4x the size of what they were accustomed to.

Unidentified Company Representative

Thank you. And I think I appreciate everyone times today and your interest in the call. We will have a replay of the call available on our investor website at investors.bankatunion.com. And thank you all for your time. And goodbye.

Operator

Thank you, presenters, and thank you to all of our attendees for joining us today. We hope that you find today's webcast presentation informative.

This will conclude our program. You may log off at this time and have a wonderful day.

***** ***** *****

Additional Information and Where to Find It

In connection with the proposed merger, Union Bankshares Corporation (“Union”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Union common stock to be issued to the shareholders of Xenith Bankshares, Inc. (“Xenith”). The registration statement will include a joint proxy statement of Union and Xenith and a prospectus of Union. A definitive joint proxy statement/prospectus will be sent to the shareholders of Union and Xenith seeking their approval of the merger and related matters. This release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and shareholders of Union and Xenith are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described below.

Investors and shareholders of both companies are urged to read the registration statement on Form S-4 and the joint proxy statement/prospectus included within the registration statement and any other relevant documents to be filed with the SEC in connection with the proposed merger because they will contain important information about Union, Xenith and the proposed transaction. Investors and shareholders of both companies are urged to review carefully and consider all public filings by Union and Xenith with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Quarterly Reports on Form 10-Q, and their Current Reports on Form 8-K. Investors and shareholders may obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Free copies of the joint proxy statement/prospectus and other documents filed with the SEC also may be obtained by directing a request by telephone or mail to Union Bankshares Corporation, 1051 East Cary Street, Suite 1200, Richmond, Virginia 23219, Attention: Investor Relations (telephone: (804) 633-5031), or Xenith Bankshares, Inc., 901 E. Cary Street Richmond, Virginia, 23219, Attention: Thomas W. Osgood (telephone: (804) 433-2200), or by accessing Union’s website at www.bankatunion.com under “Investor Relations” or Xenith’s website at www.xenithbank.com under “Investor Relations” under “About Us.” The information on Union’s and Xenith’s websites is not, and shall not be deemed to be, a part of this release or incorporated into other filings either company makes with the SEC.

Union and Xenith and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Union and/or Xenith in connection with the merger. Information about the directors and executive officers of Union is set forth in the proxy statement for Union’s 2017 annual meeting of shareholders filed with the SEC on March 21, 2017. Information about the directors and executive officers of Xenith is set forth in Xenith’s Annual Report on Form 10-K, as amended, filed with the SEC on May 1, 2017. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

Certain statements in this transcript may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about future events or results or otherwise are not statements of historical fact, are based on certain assumptions as of the time they are made, and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Such statements are often characterized by the use of qualified words (and their derivatives) such as “expect,” “believe,” “estimate,” “plan,” “project,” “anticipate,” “intend,” “will,” “may,” “view,” “opportunity,” “potential,” or words of similar meaning or other statements concerning opinions or judgment of Union or Xenith or their management about future events. Such statements include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues as well as other statements regarding the merger. Although each of Union and Xenith believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance, or achievements of Union or Xenith will not differ materially from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending on a variety of factors, including but not limited to: (1) the businesses of Union and Xenith may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the ability to obtain required regulatory and shareholder approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, tax rates, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System; the quality and composition of the loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the companies’ respective market areas; their implementation of new technologies; their ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines, and (7) other risk factors detailed from time to time in filings made by Union or Xenith with the SEC. Forward-looking statements speak only as of the date they are made and Union and Xenith undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.